COMMENTS RECEIVED ON 03/06/2018

FROM EDWARD BARTZ

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Advisor Multi-Asset Income Fund

POST-EFFECTIVE AMENDMENT NO. 108

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks to provide a combination of income and capital appreciation.”

C:

The Staff requests we revise the objective to clarify that seeking capital appreciation is a secondary objective.

R:

Pursuant to Item 2 of Form N‐1A, we have disclosed the fund’s investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund’s name and investment strategies.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.85%. This arrangement will remain in effect through February 29, 2020. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests we explain whether the reimbursement is subject to recoupment and, if so, requests we disclose it in the footnote, including the terms of recoupment.

R:

The reimbursement described in the footnote is subject to recoupment and we have updated the footnote as follows:

Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.85% (the Expense Cap). If at any time during the fiscal year the fund’s expenses fall below the Expense Cap, FMR reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap.  This arrangement will remain in effect through February 29, 2020 and may not be terminated by FMR before that date. FMR may extend this arrangement in its discretion after that date.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.85%. This arrangement will remain in effect through February 29, 2020. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.”

C:

The Staff requests we file the agreement as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

“Fund Summary” (prospectus)

“Portfolio Turnover”

C:

The Staff requests we add a risk for high portfolio turnover to the “Principle Investment Risks” section since the portfolio turnover was 239% last year.

R:

The fund notes that the risks associated with high portfolio turnover are contained the Fund Summary section under the disclosure captioned “Portfolio Turnover” which states: The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund’s performance. As a result, the fund believes that its existing disclosure adequately addresses the risks associated with higher portfolio turnover rates.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating the fund's assets among equity and debt securities, including common and preferred stock, investment-grade debt securities, lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), floating rate securities, and convertible securities.”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate risk disclosure.

R:

The fund holds no contingent convertible securities.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current risk disclosure is appropriate.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating the fund's assets among equity and debt securities, including common and preferred stock, investment-grade debt securities, lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), floating rate securities, and convertible securities.”

C:

The Staff requests we add corresponding risks for preferred stock and convertible securities.

R:

The fund does not have a principal investment policy of investing in preferred stock or convertible securities. As a result, we believe the fund’s existing disclosure remains appropriate.

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the fund has clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include all types of debt instruments such as floating rate loans and loan participations, corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of  any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.